Contact

www.linkedin.com/in/cami-boehme-910297a (LinkedIn)

Top Skills

Social Media Marketing
Marketing Communications
Copywriting

Cami Boehme

Passionate entrepreneur. Brand junkie. Social good advocate. Catalyst.

Weston, Connecticut, United States

Summary

I love winning ideas. And I love to execute them. I'm a strategic, creative, and well-rounded executive with a truly holistic view of business development, growth and strategy. An entrepreneur at heart, I've been fortunate in my career to have had many wonderful opportunities to bring great ideas to fruition and am always excited to see the next "big thing" taking shape.

Whether it's a new product, new service, new business unit, or just a new and innovative campaign, I love to dig in and create something excellent, something inspiring and something successful. I understand that any good idea is only as good as its execution ... and that means every detail in every function, which is why I believe you have to bring an integrated, cross-functional approach to business management of any new initiative.

I have a proven track record in key areas such as visionary leadership, product development, brand management, strategic planning, marketing and promotions, corporate communications, media, creative strategy, process improvement, public speaking, and stakeholder engagement. And I am passionate about leadership, education and developing great teams.

Experience

Powur, PBC

CMO

September 2021 - Present (3 years 2 months)

As the first 100% cloud-based platform for solar, Powur is focused on building an innovative platform that sits at the intersection of the homeowner, the seller and the installation community. With two back to back record breaking crowdfunding rounds and 1,000%+ year over year growth, Powur is positioned

to become one of the largest and well respected clean energy companies in the US.

Viv
Founder / CEO
December 2017 - August 2021 (3 years 9 months)

Norwalk, Connecticut

Viv is a bold and dynamic marketing organization focused on bringing products and services that make life better - for our customers, our consultants and our communities. From our flagship, innovative energy-savings platform, AutoPilot, built by Utiliz, to our diverse Lifestyle Services and Home Products, Viv helps customers find a one-stop shop for services that offer more savings and less hassle. Plus, through our One At A Time initiative, customers can be part of a making a tangible difference - 1% of our revenue goes to supporting projects around the world to help communities thrive.

Path One Group
Founder / CEO
December 2017 - July 2021 (3 years 8 months)

Norwalk, Connecticut

Path One Group is a strategic firm focused on investments and growth strategies in technology and marketing that can make meaningful and innovative change in dynamic industries. The company's first platform is a consumer-focused energy-savings platform focused on delivering measurable value in deregulated energy markets for all market segments as well as investors, partners and suppliers.

Viridian International Management
7 years 3 months

Chief Operating Officer
July 2016 - November 2017 (1 year 5 months)

Norwalk, Connecticut

Lead all day to day operations for Viridian International Management, a sustainable lifestyle company focused on giving consumers easy ways to live a life powered by purpose. Through clean, affordable and responsible energy products, solar, and responsible travel options, we are making a tremendous impact in the environment and in our customers lives. Responsible for company operations including business and corporate strategy, brand positioning, product development, operations, sales & marketing, partner and vendor management, corporate communications, salesforce development and

corporate social responsibility. Lead a team of vibrant young professionals committed to a more sustainable future for our consumers and salesforce.

Chief Strategy Officer

September 2013 - July 2016 (2 years 11 months)

Stamford, Connecticut

Member of the executive team at Viridian Energy, a socially responsible energy company focused on giving customers an affordable way to make more responsible energy choices. Primary responsibilities include new growth initiatives and product development as well as comprehensive oversight and leadership of the company's solar energy business unit. Additional responsibilities include overall direction of the company's sustainability initiatives domestically and globally.

SVP Marketing and Brand Communications

September 2010 - September 2013 (3 years 1 month)

Norwalk, CT

Joined the executive management team early in this fast-growing start-up with full responsibility for the initial development of this socially-conscious brand. Responsible for creating and guiding the unique positioning for the company with a focus on conscious capitalism that allowed it to match genuine mission-led purpose with a rapid-growth business model. Led the marketing, communications, product development, growth strategies, interactive development and sustainability initiatives for the company as it grew from $2m from $200+m in less than 3 full years of business.

Crius Energy, LLC

Chief Strategy Officer

September 2013 - July 2016 (2 years 11 months)

Stamford, Connecticut

Member of the executive team at Crius Energy company, parent company to six rapidly growing energy brands, with a primary focus on renewable energy. Core responsibility over corporate strategy and new growth initiatives, including new product development, product management, brand strategy, corporate communications, corporate social responsibility and sustainability.

Crius Energy

SVP Marketing & Brand Strategy

2012 - September 2013 (1 year)

Stamford, Connecticut

Part of the executive management team through a merger and successful $100 million IPO. Core responsibilities included developing this parent company's family-of-brands strategy with initial development of each of the company's brands that were launched prior to a merger. Continued responsibility for all of the company's brands post-IPO including marketing and communications, interactive strategy, brand strategy, development of affiliate and partner programs and corporate communications.

Jon M. Huntsman School of Business
Associate Marketing Director
2010 - 2010 (less than a year)

Leader of the team responsible for guiding the school's image building, fundraising and marketing efforts to key stakeholders, primarily alumni and donors. Primary focus was on brand development and alumni relations, including comprehensive branded communications strategies, research initiatives and creative execution. Also lead the strategic planning for development of a new, multi-disciplinary curriculum plan focused on merging design thinking, business functional expertise and communication strategy into a unique training program.

Advent Creative
Partner and Brand Director
2009 - 2010 (1 year)

As a partner of this quickly-growing regional cross-functional consultancy and integrated creative firm, I was responsible for leading the brand development and strategic function of the firm. Responsibilities included management and organizational development, new business development, customer consulting and strategic planning and directing the creative development and implementation of client work.

Utah State University
Lecturer
1998 - 2010 (12 years)
Logan, Utah

Dynamic and passionate lecturer who developed original curriculum based on real-world examples to help students understand how a multi-disciplinary approach to branding, marketing, design, public relations, and account management could create real business value. Focused on merging design, business, and communications into an integrated approach for curriculum,

designing classes that gave students hands-on, real world challenges and opportunities for case work, creative thinking and analytical thinking.

Digital Slant
Owner
1998 - 2009 (11 years)

Founder of an integrated brand consultancy recognized as one of the top and fastest growing firms in the region four years in a row. Developed a unique and award-winning model for brand development and sales bridging to work with executive management teams to better understand gaps in their sales and marketing processes and approaches. Responsible for new business development and new client planning as well as directing ongoing creative development work. Expanded firm over ten years from initial suite of digital marketing services to a full suite of brand development, print, digital and creative services. Initiated and executed a merger after ten years to continue to grow firm with additional partners.

Education

Utah State University - Jon M. Huntsman School of Business
Masters, Business Administration · (2009 - 2010)

Utah State University
Bachelors, Communication · (1996 - 2000)